SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Results of 2011 General Meeting

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

RESULTS OF 2011 GENERAL MEETING

Friday 10th June 2011

The Company wishes to advise that all resolutions contained in the Notice of Meeting were unanimously carried on a show of hands.

In accordance with Section 251AA of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the General Meeting held today at 10.30am.

	Resolutions	For	Against	Abstain	Proxy Discretion*	Total
1a	Approval of Prior Issue of Securities – Private Placement	33,455,099	2,142,960	663,400	18,936,967	55,198,426

1b	Approval of Prior Issue of Securities – Rodman & Renshaw LLC	33,493,319	2,104,740	663,400	18,936,967	55,198,426

2	Share Placement – No. 1	33,290,399	2,257,660	673,400	18,976,967	55,198,426

3	Share Placement – No. 2	33,282,659	2,265,400	673,400	18,976,967	55,198,426

* The Chairman voted undirected proxy’s in his control in favour of all resolutions.

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street, Armadale
Victoria  Australia  3143

Telephone:   61 3 9824 8166
Facsimile:     61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler,
Geoffrey Kempler,
Executive Chairman

June 15, 2011